CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record quarterly earnings of $458 million for Q1 2005

Operating earnings per share grew to $0.77, up 9% over Q1 2004
Operating ROE improved 60 basis points to 12.6%

Toronto – April 28, 2005 – Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record operating earnings of $458 million or $0.77 per share for the quarter ended March 31, 2005. Operating earnings for the quarter increased 8% compared to the first quarter of 2004 and operating earnings per common share (EPS) were up 9% over the same period. Operating return on common equity (ROE) grew to 12.6% for the quarter, up from 12.0% for the first quarter of 2004. The financial results presented in this press release are unaudited.

Strength in sales production in the first quarter of 2005 was supported by the US$728 million in net sales at MFS Investment Management, a turnaround of approximately US$2 billion compared to a year ago, and by a 45% increase in market-based RRSP product sales in SLF Canada.

Donald A. Stewart, Chief Executive Officer, said, “Our strategy of diversifying across geographies and between protection and wealth management products has once again generated strong results. Notably, the Company’s operating ROE improved by 60 basis points over the first quarter of 2004.

“We continue to write profitable business, as evidenced by the value of new business generated by our sales. In 2005 Sun Life Financial is placing significant focus on expanding distribution capacity in all of our operations. Significant additions have been made to the number of wholesalers in the annuity sales force in the U.S. and the third-party distribution channel in Canada. In China, we have received initial approval to commence operations in a third city and have obtained a license to sell group insurance in that country,” he said.

Financial Highlights

●	Operating ROE increased 60 basis points to 12.6% from 12.0% in the first quarter of 2004.

●	Operating EPS for the quarter increased 9% compared to the first quarter of 2004. Operating EPS would have been up 13% for the quarter except for the negative impact resulting from the strengthening of the Canadian dollar against foreign currencies compared to the exchange rates in the first quarter of 2004.

●	In the first quarter of 2005, Sun Life Financial Inc. repurchased approximately 4 million common shares at an average price of $39.48 under its share repurchase program.

Business Highlights

CORPORATE DEVELOPMENTS
●	On January 4, 2005, Sun Life Financial completed a reorganization under which most of its asset management businesses in Canada and the United States were transferred to a newly incorporated subsidiary. The reorganization will allow the Company to optimize its capital structure and will give it increased flexibility by positioning it to benefit from new capital rules proposed by the Office of the Superintendent of Financial Institutions in Canada.

●	Sun Life Financial Inc. issued $400 million of Class A Non-Cumulative Perpetual Preferred Shares, Series 1 yielding 4.75% annually, providing it with attractive, low cost capital. Sun Life Assurance Company of Canada announced its intention to redeem its Non-Cumulative Redeemable Class E Preferred Shares, Series 1.

●	Sun Life Financial ranked first among insurance companies in the Report on Business magazine’s second annual Corporate Social Responsibility ranking.

●	The Boards of Directors of Sun Life Financial Inc. and Sun Life Assurance Company of Canada announced their intention to appoint Ronald W. Osborne as non-executive Chairman. Mr. Osborne’s appointment is pending his re-election as a director by shareholders and voting policyholders at the companies’ upcoming annual meetings on May 11, 2005.

●	Sun Life Financial has appointed Robert W. Mansbridge as Executive Vice-President and Chief Information Officer, responsible for the Company’s shared technology and business services, information technology architecture and information security.

SUN LIFE FINANCIAL CANADA (SLF CANADA)
●	Group Retirement Services successfully completed the implementation of the Deferred Profit Sharing Plans (DPSP) for employees of the Canadian operations of the Magna International Inc. group of companies (Magna). The addition of the DPSP plan makes Sun Life Financial the sole provider of group retirement services to all of Magna’s Canadian employees. Magna’s DPSP is one of the largest defined contribution plans to change providers in Canada.

●	Group Retirement Services has introduced the Milestone series of segregated funds, the first lifecycle funds for employer-sponsored group retirement and savings plans in Canada to feature a guaranteed unit value at maturity.

First Quarter 2005  |  www.sunlife.com     1

Shareholders’ Report

●	In a survey conducted by Research Dynamics, advisors ranked Group Retirement Services number one in all categories, including customer service satisfaction, product flexibility, innovation and communication.

●	The Individual Insurance & Investments business unit recorded strong RRSP campaign results, with $687 million in market-based product sales, up 45% over sales in the first quarter of 2004.

●	Individual Insurance & Investments introduced Sun Critical Illness Insurance (Sun CII). This new product targets the affluent and business markets and complements Clarica CII, which has been a market leader since 1997 and addresses the needs of the mid-market.

●	SLF Canada announced it is expanding its Long-Term Care Insurance (LTCI) distribution channel and investing in technology to automate the LTCI application, policy issue and administration systems. LTCI sales were strong in the first quarter, up 33% over the first quarter of 2004.

SUN LIFE FINANCIAL U.S. (SLF U.S.)
●	As part of its continuing efforts to achieve its strategic objective to grow annuity sales in the U.S., the Company increased its wholesale sales force to 57 at March 31, 2005, up from 32 at the end of 2004. At April 25, 2005, the sales force stood at 63.

●	The Group Life & Health division entered into a partnership with ComPsych Corporation (ComPsych) to provide a comprehensive employee assistance program to its group disability customers, including a wide range of work-life services. ComPsych is the world’s largest provider of employee assistance programs.

●	The Group Life & Health division introduced a global security solution called SecurAssist®. SecurAssist® will be offered through an arrangement with Assist America Inc., the largest U.S. provider of global emergency services through employee benefits. SecurAssist® helps employers prevent and plan for security threats anywhere in the world.

MFS INVESTMENT MANAGEMENT (MFS)
●	MFS was recognized for the performance of its funds. In the recent Barron’s Fund Families Survey, which ranks fund firms annually based on their performance, MFS improved to the number 12 ranking overall in 2004 out of 73 firms surveyed during the year.

●	MFS continued to produce positive net sales with US $728 million of net inflows for the three-month period ended March 31, 2005.

SUN LIFE FINANCIAL ASIA (SLF ASIA)
●	Birla Sun Life Insurance Company Limited, the Company’s India life insurance joint venture, completed a very successful fourth year of operation with individual life insurance sales up 74% over the prior year.

●	Sun Life Everbright Life Insurance Company Limited, a joint venture with China Everbright Group Limited, was granted approval by the China Insurance Regulatory Commission to begin preparing operations to sell life insurance in Hangzhou. Hangzhou has a population of 6.4 million and is the capital of the Zhejiang Province. Sun Life Financial anticipates that sales in Hangzhou will commence in the third quarter of 2005.

●	Sun Life Everbright has obtained a license to begin selling group insurance in China.

USE OF NON-GAAP FINANCIAL MEASURES

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE . Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses ROE for its business segments to measure their performance. The ROE for the business segments is based on an allocation of common equity or risk capital to the business segments using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual Management’s Discussion and Analysis (MD&A) and in the Supplementary Financial Information package that is available in the Investor Relations – Financial Publications section of Sun Life Financial’s website www.sunlife.com.

Operating earnings, operating EPS and operating ROE exclude the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by the U.S. Securities and Exchange Commission against MFS.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of $366 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

2     Sun Life Financial Inc.  |  First Quarter 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months ended March 31, 2005

Dated April 28, 2005

Earnings and Profitability

FINANCIAL SUMMARY

(Unaudited)	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues ($ millions)	5,119	5,269	5,390	5,551	5,538

Common Shareholders’ Net Income ($ millions)	458	438	439	438	365
Operating Earnings(2) ($ millions)	458	438	439	438	424

Earnings Per Common Share (EPS) ($)	0.77	0.74	0.73	0.73	0.61
Operating EPS(2) ($)	0.77	0.74	0.73	0.73	0.71
Fully diluted operating EPS(2) ($)	0.77	0.73	0.73	0.72	0.70

Return on Common Equity (ROE) (%)	12.6	12.1	11.9	12.0	10.3
Operating ROE(2) (%)	12.6	12.1	11.9	12.0	12.0

Average Common Shares Outstanding (millions)	591.8	595.2	598.7	600.7	600.0

S&P500 Index (daily average)	1,192	1,162	1,104	1,123	1,132
S&P500 Index (close)	1,181	1,212	1,115	1,141	1,126

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Sun Life Financial Inc.(1) reported a $34 million increase in operating earnings(2) for the first quarter ended March 31, 2005 compared to the first quarter of 2004. Earnings were up despite a decrease of $13 million, or 3 cents per share, due to the depreciation of foreign currencies against the Canadian dollar compared to first quarter 2004 exchange rates.

As a result of the increase in operating earnings and Sun Life Financial Inc.’s share repurchase program, operating EPS grew from $0.71 per share for the first quarter of 2004 to $0.77 per share for the same period in 2005, a 9% increase, and operating ROE increased 60 basis points, from 12.0% for the first quarter of 2004 to 12.6% for the first quarter of 2005.

Common shareholders’ net income of $458 million for the first quarter of 2005 was up $93 million compared to the first quarter of 2004. EPS was $0.77 per share, up $0.16 per share compared to the first quarter of 2004. As previously disclosed, common shareholders’ net income in the first quarter of 2004 included regulatory charges against MFS.

Performance by Business Group

The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the Reinsurance business unit, previously reported as part of SLF Canada, and SLF U.K. are reported as part of Corporate. This change reflects the ongoing evolution of Sun Life Financial’s businesses and has no impact on the Company’s consolidated results. The discussion in the remainder of this MD&A is based on the current segmentation reflecting the realignment of reportable segments described above. Prior period results have been restated on this basis to facilitate comparison. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s functional currency to facilitate the analysis of underlying business trends. ROE for the business segments is a non-GAAP financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details of the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s first quarter 2005 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian GAAP .

(1)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
(2)	See “Use of Non-GAAP Financial Measures”.

First Quarter 2005  |  www.sunlife.com     3

Management’s Discussion and Analysis

SLF CANADA

	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues ($ millions)	2,146	2,029	1,960	2,032	2,141

Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	168	126	121	139	125
Group Benefits	38	63	66	47	76
Group Retirement Services & Institutional Investments	39	35	34	34	29

Total	245	224	221	220	230

ROE (%)	14.8	13.7	13.4	13.2	13.7

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.

In the first quarter of 2005, SLF Canada’s earnings increased 7% over the first quarter of 2004 primarily due to favourable annuity mortality experience, the benefits of reduced unit expenses, increased fee income and favourable credit experience, partially offset by lower Group Benefits results. Premiums and deposits for the first quarter of 2005 were $5.4 billion, up 19% over the first quarter of 2004.

Earnings increased 9% over the fourth quarter of 2004 for the reasons mentioned above as well as increased earnings from the investment in CI Funds Management Inc. (CI Funds). ROE of 14.8% for the quarter increased 110 basis points over both the first and fourth quarters of 2004.

●	Individual Insurance & Investments earnings increased 34% over the first quarter of 2004 due to favourable annuity mortality and credit experience in individual wealth and the benefits of reduced unit expenses in individual life insurance. Earnings increased 33% over the fourth quarter of 2004 and included increased earnings from the investment in CI Funds in addition to the above-mentioned items.

●	First quarter 2005 earnings for Group Benefits were lower than in the first and fourth quarters of 2004. The earnings in the first quarter of 2004 reflected exceptional mortality experience which did not recur in the first quarter of 2005. In comparison with the fourth quarter of 2004, earnings in the first quarter of 2005 were negatively affected by seasonal factors in health and morbidity experience. First quarter 2005 results were also affected by additional investments to further enhance customer service.

●	Group Retirement Services & Institutional Investments earnings increased 34% over the first quarter of 2004 partially due to improvements in fee income and favourable credit experience. Assets under management for Group Retirement Services & Institutional Investments, including McLean Budden Limited, continued to increase as a result of strong sales in the first quarter of 2005 and higher equity market levels.

SLF U.S.

	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues (US$ millions)	1,539	1,825	1,832	1,807	1,781
Revenues (C$ millions)	1,889	2,228	2,399	2,453	2,349

Common Shareholders’ Net Income (US$ millions)
Annuities	34	45	44	33	62
Individual Life	25	19	19	33	10
Group Life & Health	6	12	7	14	2

Total (US$ millions)	65	76	70	80	74
Total (C$ millions)	81	93	92	109	97

ROE (%)	8.6	10.5	9.9	11.2	10.0

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$6 million in the first quarter of 2005 compared to the first quarter of 2004.

First quarter 2005 earnings of US$65 million were 12% lower than in the first quarter of 2004. The first quarter of 2004 benefited from rising equity markets and an adjustment of prior year tax accruals. However, the decline in equity markets in the first quarter of 2005 necessitated a reserve increase of US$22 million.

The decrease in first quarter 2005 earnings relative to the fourth quarter of 2004 also reflected the impact of a decline in closing equity markets and adverse mortality partially offset by improved credit experience. In addition, positive claims experience in the Group Life & Health division benefited the fourth quarter of 2004.

4     Sun Life Financial Inc.  |  First Quarter 2005

Management’s Discussion and Analysis

●	Annuities earnings decreased US$28 million compared to the first quarter of 2004 primarily as a result of declining equity markets during the first quarter of 2005 compared to rising equity markets in the first quarter of 2004 and an adjustment of prior year tax accruals in 2004. The lower value of equity markets at March 31, 2005 compared to December 31, 2004 contributed significantly to the decline in earnings from the fourth quarter of 2004.

●	Individual Life earnings were US$15 million higher in the first quarter of 2005 compared to the first quarter of 2004 primarily due to the offshore universal life business. Earnings in the first quarter of 2004 were adversely affected by the impact of the low interest environment on universal life products prior to the implementation of a hedging program in the second quarter of 2004. Earnings in the first quarter of 2005 were adversely affected by unfavourable mortality experience and earnings strain resulting from strong sales of corporate-owned life insurance.

●	Group Life & Health earnings increased US$4 million in the first quarter of 2005 compared to the first quarter of 2004 primarily due to adjustments in the first quarter of 2004. Unfavourable Group Life mortality in the first quarter of 2005 was a major driver of the decline in earnings as compared to the fourth quarter of 2004.

Sun Life Financial Inc. and its U.S. subsidiaries are cooperating with the SEC and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing arrangements with distributors, and recordkeeping requirements. No regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.

MFS INVESTMENT MANAGEMENT

	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues (US$ millions)	332	330	316	319	341
Revenues (C$ millions)	407	402	414	434	450

Common Shareholders’ Net Income/(Loss) (US$ millions)	37	36	32	30	(10)
Operating Earnings (US$ millions)	37	36	32	30	35

Common Shareholders’ Net Income/(Loss) (C$ millions)	46	44	42	41	(13)
Operating Earnings (C$ millions)	46	44	42	41	46

Average Net Assets (US$ billions)	145	140	132	138	144
Assets Under Management (US$ billions)	145	146	134	137	142
Net New Sales/(Redemptions) (US$ billions)	0.7	0.1	(2.5)	(5.3)	(1.2)
Market Movement (US$ billions)	(2.4)	12.1	(0.9)	0.5	3.1

S&P 500 Index (daily average)	1,192	1,162	1,104	1,123	1,132

MFS contributed net income of CDN$46 million for the first quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$3 million in the first quarter of 2005 compared to the first quarter of 2004.

Net new sales at MFS improved to US$728 million in the first quarter of 2005 compared to net new sales of US$139 million in the previous quarter and redemptions of US$1.2 billion during the first quarter a year ago. Strong positive net flows from institutional clients more than offset outflows of assets in retail mutual funds and annuities. Assets under management declined 1% to US$145 billion due to negative market activity in the first quarter.

MFS’s contribution to Sun Life Financial’s earnings in the first quarter of 2005 was US$37 million, up US$2 million from the first quarter of 2004.

As previously disclosed, a number of lawsuits have been commenced in the United States against Sun Life Financial Inc., MFS, various MFS Funds and certain of their directors, officers and fund trustees relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Additional information concerning these actions is provided in Sun Life Financial Inc.’s annual MD&A and annual and interim financial statements. These actions are at an early stage and Sun Life Financial Inc. cannot predict their outcome at this time.

First Quarter 2005  |  www.sunlife.com     5

Management’s Discussion and Analysis

SLF ASIA

	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues ($ millions)	214	239	189	182	158

Common Shareholders’ Net Income ($ millions)	6	18	10	10	7

ROE (%)	5.4	16.8	9.3	9.0	6.2

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Revenues in the first quarter of 2005 grew 35% compared to the first quarter of 2004, largely due to strong single premium life insurance sales during the quarter and increased volume of in-force business. First quarter 2005 sales were up 19% over 2004.

Net income was down $1 million for the first quarter 2005 compared to the first quarter of 2004, due to lower investment income. Net income was down from the fourth quarter of 2004 which benefited from the favourable effect of productivity improvement initiatives on actuarial liabilities in the Philippines.

CORPORATE

Corporate includes the results of SLF U.K., the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.

	Quarterly Results

	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04

Revenues ($ millions)	530	477	534	576	550

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	47	45	39	42	47
Reinsurance	14	26	21	10	15
Other	19	(12)	14	6	(18)

Total	80	59	74	58	44

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Common shareholders’ net income in the Corporate segment of $80 million was $36 million higher than in the first quarter of 2004. Earnings for SLF U.K. and Reinsurance were virtually unchanged for the first quarter of 2005 compared to the first quarter of 2004 while earnings in Other increased by $37 million. Earnings in Other benefited by $16 million in the first quarter of 2005 as the result of a favourable resolution of outstanding tax issues. The Company also recorded a $53 million foreign exchange gain on the repatriation of capital from the U.K. which was offset by an increase in costs related to the write-off of redundant software, a provision for the resolution of certain regulatory matters in the U.S. and the impact of equity markets on the run-off reinsurance business. In addition to the previously mentioned variances between the first quarter of 2005 and the first quarter of 2004, the fourth quarter 2004 results included the impact of favourable mortality in Reinsurance.

Additional Financial Disclosure

REVENUE

Under Canadian GAAP, premium revenue includes annuity premiums, which would not be included as revenue under U.S. GAAP and would not be included as revenue for similar products sold by other financial institutions.

Revenues were $5.1 billion in the first quarter of 2005 compared to $5.5 billion in the comparable period a year ago. The decrease of $419 million was primarily due to lower fixed annuity premiums in the U.S. and an unfavourable impact of $211 million due to the strengthening of the Canadian dollar against foreign currencies. These decreases were partially offset by higher premiums in SLF Asia as a result of business growth.

Premium revenue was $2.9 billion in the first quarter of 2005, compared to $3.3 billion in the comparable period of 2004. Excluding the unfavourable impact of $119 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was down 6%. The decrease was primarily due to lower annuity premiums in the U.S. as a result of particularly strong 2004 sales of equity-indexed annuities, partially offset by higher life insurance premiums in SLF Asia as a result of business growth.

6     Sun Life Financial Inc.  |  First Quarter 2005

Management’s Discussion and Analysis

First quarter 2005 investment income was down $43 million or 3% from the first quarter of 2004, primarily reflecting fluctuations in equity market and interest rate levels. A foreign exchange gain in the first quarter of 2005 relating to the repatriation of capital from the U.K. operations was mostly offset by an unfavourable impact of $50 million due to the strengthening of the Canadian dollar against foreign currencies.

Fee income of $714 million in the first quarter of 2005 was down $62 million from the same period in the previous year mainly due to a reduction of $43 million from the strengthening of the Canadian dollar against foreign currencies. Before the impact of currency exchange, MFS first quarter fee income declined $11 million compared to a year ago, primarily reflecting the full quarter impact of fee reductions as agreed to in regulatory settlements in early 2004.

ASSETS UNDER MANAGEMENT

Assets Under Management (AUM) were $365.8 billion at March 31, 2005 compared to $359.7 billion at December 31, 2004, and $369.7 billion at March 31, 2004. The increase of $6.1 billion between December 31, 2004, and March 31, 2005, was primarily the result of business growth and

(i)	an increase of $3.7 billion due to fluctuation in currency exchange rates; and
(ii)	net sales of mutual, managed and segregated funds of $2.5 billion; partly offset by
(iii)	a decrease of $2.1 billion from equity market declines.

AUM decreased $3.9 billion between March 31, 2004, and March 31, 2005. Continued business growth and an increase of $17.0 billion from increases in equity markets were more than offset by reductions of:

(i)	$17.2 billion from the strengthening of the Canadian dollar against foreign currencies; and
(ii)	$6.7 billion of net redemptions of mutual, managed and segregated funds.

CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY

Total general fund assets were $110.5 billion at March 31, 2005, compared to $111.4 billion a year earlier. Business growth in SLF Canada, SLF U.S. and SLF Asia was more than offset by a reduction of $3.9 billion due to the strengthening of the Canadian dollar against foreign currencies.

Total general fund assets at March 31, 2005, were $2.7 billion higher than December 31, 2004, mostly due to business growth and investment activity in SLF Canada and SLF U.S. and an increase of $618 million from the strengthening of foreign currencies against the Canadian dollar.

Actuarial and other policy liabilities of $76.7 billion at March 31, 2005, were $1.3 billion lower than March 31, 2004. An increase of $1.7 billion primarily due to the growth in the SLF U.S. operations was more than offset by a reduction of $2.9 billion due to the strengthening of the Canadian dollar against foreign currencies.

Actuarial and other policy liabilities were $627 million higher at March 31, 2005, compared to December 31, 2004, primarily due to growth in SLF U.S. and a $469 million increase due to the strengthening of foreign currencies against the Canadian dollar during the quarter.

Shareholders’ equity, including the Company’s preferred share capital, was $14.9 billion at March 31, 2005, $606 million higher than December 31, 2004. Shareholders’ net income, before preferred share dividends of $2 million, contributed $460 million to equity, while the issuance of preferred shares added $394 million. The strengthening of foreign currencies against the Canadian dollar further increased equity by $87 million which was partly offset by the adjustment to the currency translation account for the foreign currency gain of $53 million, as outlined in Note 10 of the first quarter interim financial statements. The increase in equity was partly offset by dividend payments on common shares of $142 million and $140 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.

At March 31, 2005, Sun Life Financial Inc. had 588,974,846 common shares and 16,000,000 preferred shares outstanding. Sun Life Assurance Company of Canada has announced its intention to redeem its Non-Cumulative Redeemable Class E Preferred Shares, Series 1.

First Quarter 2005  |  www.sunlife.com     7

Management’s Discussion and Analysis

CASH FLOWS

	Quarterly Results

($ millions)	Q1’05	Q1’04

Cash and cash equivalents, beginning of period	3,748	3,175
Cash flows provided by (used in):
Operating activities	791	54
Financing activities	148	10
Investing activities	(710)	138
Changes due to fluctuations in exchange rates	(16)	9

Increase in cash and cash equivalents	213	211

Cash and cash equivalents, end of period	3,961	3,386
Short-term securities, end of period	1,903	1,775

Total cash, cash equivalents and short-term securities	5,864	5,161

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2005 increased $703 million from the first quarter of 2004 primarily due to U.S. individual life insurance premiums exceeding client disbursements and a reduction in the level of investments in long-term assets during the past 12 months. The $213 million increase in cash and cash equivalents during the first quarter of 2005 was comparable to the same period in the prior year. The increase in cash flow generated from operating activities was partly due to improved net flows of U.S. fixed annuities in the first quarter of 2005 compared to the first quarter of 2004. The increase in cash used in investing activities reflected in part the increase in investments relative to the prior year to support the fixed annuity business. Cash provided by financing activities increased $138 million in the first quarter of 2005 compared to 2004 primarily due to the issuance of $400 million of Sun Life Financial Inc.’s Class A Non-Cumulative Perpetual Preferred Shares, partially offset by common share dividends of $142 million and common share repurchases of $161 million during the first quarter of 2005.

ACCOUNTING CHANGES

Effective January 1, 2005, Sun Life Financial Inc. implemented Canadian Institute of Chartered Accountants Accounting Guideline 15, which provides guidance for consolidation of variable interest entities. As a result of implementing this guideline, the legal entities which issued the Sun Life ExchangEable Securities and Cumulative Capital Securities were deconsolidated from the results of Sun Life Financial Inc., and the respective debentures were recorded to reflect the Company’s liabilities to the entities which issued these instruments. Additional information on these accounting changes is detailed in Note 2 to Sun Life Financial Inc.’s Q1 2005 Interim Consolidated Financial Statements.

RISK MANAGEMENT

Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the various risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the MD&A, but change as market levels change, new business is added, or as management actions are taken.

OUTLOOK

The outlook for growth in the North American economies has moderated in the first quarter of 2005. The U.S. economy is expected to grow at a healthy rate of 3.0% to 3.5%, with Canada expected to grow at 2.5% to 3.0%. While core inflationary pressures are still benign, the Federal Reserve Board in the U.S. and the Bank of Canada are increasingly wary of the prospect for renewed inflation. This should mean a continuation of the tightening of interest rates by the Federal Reserve Board, with the Bank of Canada likely to resume tightening prior to the end of 2005. Should the price of oil resume its upward trajectory, it could significantly dampen economic growth and thereby reduce core inflationary pressure. This would reduce the economic impetus for further interest rate tightening. Should interest rates rise at a steady 100 to 200 basis points over the next 18-24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company’s exposure would be limited by actions taken to mitigate the risk of lower interest rates.

8     Sun Life Financial Inc.  |  First Quarter 2005

Management’s Discussion and Analysis

REGULATORY MATTERS

Sun Life Financial Inc. and its subsidiaries in Canada and the United States have received requests for information from and are cooperating with regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers and recordkeeping requirements. No new regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its U.S. subsidiaries are engaged in discussions with the SEC that may lead to settled administrative actions involving those subsidiaries and a provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

First Quarter 2005  |  www.sunlife.com     9

Interim Consolidated Financial Statements

Consolidated Statements of Operations

	For the three months ended

	March 31	March 31	*
(unaudited, in millions of Canadian dollars, except for per share amounts)	2005	2004

Revenue
Premium income:
Annuities	$909	$1,204
Life insurance	1,419	1,461
Health insurance	612	589

	2,940	3,254
Net investment income	1,465	1,508
Fee income	714	776

	5,119	5,538

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,300	1,807
Annuity payments	367	375
Death and disability benefits	617	698
Health benefits	441	459
Policyholder dividends and interest on claims and deposits	279	281

	3,004	3,620
Net transfers to segregated funds	175	255
Increase (decrease) in actuarial liabilities	91	(170)
Commissions	426	483
Operating expenses	727	735
Premium taxes	44	46
Interest expense	65	67

	4,532	5,036

Income before Income Taxes and Non-controlling Interests	587	502
Income taxes	117	128
Non-controlling interests in net income of subsidiaries	6	4

Total Net Income	464	370
Less: Participating policyholders’ net income	4	5
Preferred shareholder dividends	2	–

Common Shareholders’ Net Income	$458	$365

Average exchange rates:
U.S. Dollars	1.23	1.32
U.K. Pounds	2.32	2.42

*	As restated for adoption of Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15) (Note 2)

Earnings per share (Note 4)
Basic	$0.77	$0.61
Diluted	$0.77	$0.61

Weighted average shares outstanding in millions (Note 4)
Basic	592	600
Diluted	595	603

The attached notes form part of these interim consolidated financial statements.

10     Sun Life Financial Inc.  |  First Quarter 2005

Interim Consolidated Financial Statements

Consolidated Balance Sheets

	As at

	March 31	December 31	*	March 31	*
(unaudited, in millions of Canadian dollars)	2005	2004		2004

Assets
Bonds	$66,080	$64,496		$66,820
Mortgages	13,999	13,862		13,516
Stocks	3,494	3,463		3,769
Real estate	3,155	3,148		3,109
Cash, cash equivalents and short-term securities	5,864	5,958		5,161
Policy loans and other invested assets	6,007	5,984		6,171

Invested assets	98,599	96,911		98,546
Goodwill	5,534	5,471		5,611
Intangible assets	770	751		760
Other assets	5,571	4,670		6,443

Total general fund assets	$110,474	$107,803		$111,360

Segregated funds net assets	$57,565	$56,564		$55,682

Liabilities and Equity
Actuarial liabilities and other policy liabilities	$76,683	$76,056		$77,997
Amounts on deposit	3,166	3,144		3,123
Deferred net realized gains	3,553	3,466		3,385
Other liabilities	10,411	9,072		10,581

Total general fund liabilities	93,813	91,738		95,086
Subordinated debt	1,465	1,462		1,734
Non-controlling interests in subsidiaries	171	188		174
Total equity	15,025	14,415		14,366

Total general fund liabilities and equity	$110,474	$107,803		$111,360

Segregated funds contract liabilities	$57,565	$56,564		$55,682

Exchange rate at balance sheet date:
U.S. Dollars	1.22	1.20		1.31
U.K. Pounds	2.28	2.32		2.39

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

First Quarter 2005  |  www.sunlife.com     11

Interim Consolidated Financial Statements

Consolidated Statements of Equity

			For the three months ended

	Participating		March 31	March 31 *
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004

Preferred Shares
Balance, beginning of period	$–	$–	$–	$–
Preferred shares issued (Note 8)	–	400	400	–
Issuance costs, net of taxes (Note 8)	–	(6)	(6)	–

Balance, end of period	–	394	394	–

Common Shares
Balance, beginning of period	–	7,238	7,238	7,289
Stock options exercised	–	27	27	24
Common shares purchased for cancellation (Note 3)	–	(50)	(50)	(3)

Balance, end of period	–	7,215	7,215	7,310

Contributed Surplus
Balance, beginning of period	–	70	70	76
Stock option compensation	–	2	2	4
Stock options exercised	–	(6)	(6)	(6)

Balance, end of period	–	66	66	74

Retained Earnings
Balance, beginning of period, as previously reported	85	8,116	8,201	7,284
Adjustment for change in accounting policy (Note 2)	–	3	3	4

Balance, beginning of period, as restated	85	8,119	8,204	7,288
Net income	4	460	464	370
Dividends on common shares	–	(142)	(142)	(126)
Dividends on preferred shares	–	(2)	(2)	–
Common shares purchased for cancellation (Note 3)	–	(111)	(111)	(5)

Balance, end of period	89	8,324	8,413	7,527

Currency Translation Account
Balance, beginning of period	(8)	(1,089)	(1,097)	(673)
Adjustment for foreign exchange gain (Note 10)	–	(53)	(53)	–
Changes for the period	–	87	87	128

Balance, end of period	(8)	(1,055)	(1,063)	(545)

Total equity	$81	$14,944	$15,025	$14,366

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

12     Sun Life Financial Inc.  |  First Quarter 2005

Interim Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

	For the three months ended

	March 31	March 31 *
(unaudited, in millions of Canadian dollars)	2005	2004

Cash Flows Provided by (Used in) Operating Activities
Total net income	$464	$370
New mutual fund business acquisition costs capitalized	(27)	(30)
Redemption fees of mutual funds	13	18
Items not affecting cash	341	(304)

Net cash provided by operating activities	791	54

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	39	126
Issuance of preferred shares (Note 8)	400	–
Payments to underwriters (Note 8)	(9)	–
Issuance of common shares on exercise of stock options	21	18
Common shares purchased for cancellation (Note 3)	(161)	(8)
Dividends paid on common shares	(142)	(126)

Net cash provided by financing activities	148	10

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,638	11,317
Purchases of bonds, mortgages, stocks and real estate	(8,622)	(11,137)
Policy loans	(14)	13
Short-term securities	337	18
Other investments	(49)	(73)

Net cash provided by (used in) investing activities	(710)	138

Changes due to fluctuations in exchange rates	(16)	9

Increase in cash and cash equivalents	213	211
Cash and cash equivalents, beginning of period	3,748	3,175

Cash and cash equivalents, end of period	3,961	3,386
Short-term securities, end of period	1,903	1,775

Cash, cash equivalents and short-term securities, end of period	$5,864	$5,161

Supplementary Information
Cash and cash equivalents:
Cash	$467	$282
Cash equivalents	3,494	3,104

	$3,961	$3,386

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$4	$2

Income taxes, net of refunds	$89	$(8)

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

First Quarter 2005  |  www.sunlife.com     13

Interim Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended

	March 31	March 31
(unaudited, in millions of Canadian dollars)	2005	2004

Additions to Segregated Funds
Deposits:
Annuities	$2,188	$1,761
Life insurance	77	91

	2,265	1,852
Net transfers from general funds	175	255
Net realized and unrealized gains	80	709
Other investment income	213	209

	2,733	3,025

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,836	1,891
Management fees	161	154
Taxes and other expenses	33	47
Effect of changes in currency exchange rates	(298)	(663)

	1,732	1,429

Net additions to segregated funds for the period	1,001	1,596
Segregated funds net assets, beginning of period	56,564	54,086

Segregated funds net assets, end of period	$57,565	$55,682

Consolidated Statements of Segregated Funds Net Assets

	As at

	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Segregated and mutual fund units	$44,274	$43,589	$43,272
Stocks	7,298	7,082	6,834
Bonds	5,693	5,600	5,437
Cash, cash equivalents and short-term securities	1,616	961	853
Real estate	164	159	148
Mortgages	56	61	77
Other assets	2,755	716	1,140

	61,856	58,168	57,761

Liabilities	4,291	1,604	2,079

Net assets attributable to segregated funds policyholders	$57,565	$56,564	$55,682

The attached notes form part of these interim consolidated financial statements.

14     Sun Life Financial Inc.  |  First Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.   Basis of Presentation

Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2004 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.   Changes in Accounting Policies

Consolidation of Variable Interest Entities: The Company adopted Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 (AcG 15), on January 1, 2005. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.

The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.

Sun Life ExchangEable Capital Securities (SLEECS):

Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. The Company issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in other liabilities, increased opening retained earnings by $4 and increased other assets by $54 on the interim consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $1 for the three months ended March 31, 2005 ($1 for the three months ended March 31, 2004). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.

Cumulative Capital Securities (Securities):

On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust of the Company, issued US$600 of 8.53% Securities. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated the Capital Trust and accordingly reclassified the US$600 ($774) from subordinated debt to other liabilities as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the three months ended March 31, 2005 and March 31, 2004. The amount included in other liabilities will continue to qualify as capital for Canadian regulatory purposes.

Other Variable Interest Entities:

The Company has a greater than 20% involvement in 20 VIEs. The Company is a creditor in 11 trusts, four limited partnerships, two limited liability companies and three special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, retail stores and equipment. The Company’s maximum exposure to loss related to all of these investments is $172, which is the carrying amount of these assets. The notes in these VIEs mature between August 2005 and December 2035.

Financial Instruments – Disclosure and Presentation: The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

First Quarter 2005  |  www.sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

3.   Normal Course Issuer Bid and Cancellation of Common Shares

On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (the Exchange) up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2005 to January 11, 2006. Purchases will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2004, the Company announced a similar normal course issuer bid that covered the period from January 12, 2004 to January 11, 2005. In the first quarter of 2005, the Company purchased under these plans approximately 4 million of its common shares at an average price of $39.48 per share for a total amount of $161. Of this amount, purchases of approximately $6 were not cancelled until April 2005. An additional $11 were subscribed for, but not settled, at March 31, 2005.

4.   Earnings Per Share

Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended

	March 31	March 31	*
	2005	2004

Common shareholders’ net income	$458	$365
Less: Effect of stock options of subsidiaries(1)	1	–

Common shareholders’ net income on a diluted basis	$457	$365

Weighted average number of shares outstanding for basic earnings per share (in millions)	592	600
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	595	603

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
*	As restated for adoption of AcG 15 (Note 2)

5.   Segmented Information

Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The prior period results and assets by segment presented in this note reflect this realignment.

The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income (loss) in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2005, consists of interest of $55 ($98 in 2004) and fee income of $12 ($12 in 2004).

The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

	Results and assets by segment for the three months ended March 31, 2005

		United States
						Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,146	$1,889	$407	$214	$530	$(67)	$5,119

Total net income	$248	$82	$46	$6	$82	$–	$464

Assets
General fund assets	$51,222	$41,697	$816	$2,523	$15,073	$(857)	$110,474
Segregated funds net assets	$25,414	$24,994	$–	$51	$7,106	$–	$57,565

16     Sun Life Financial Inc.  |  First Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

	Results and assets by segment for the three months ended March 31, 2004*

		United States
						Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,141	$2,349	$450	$158	$550	$(110)	$5,538

Total net income (loss)	$235	$97	$(13)	$7	$44	$–	$370

Assets
General fund assets	$50,496	$41,672	$1,094	$2,150	$16,416	$(468)	$111,360
Segregated funds net assets	$23,672	$25,447	$–	$16	$6,547	$–	$55,682

*	As restated for adoption of AcG 15 (Note 2)

6.   Changes in Actuarial Liabilities

Changes in actuarial liabilities for the three months ended March 31, 2005, and March 31, 2004, are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324
Increase (decrease) in actuarial liabilities	91	(170)

Actuarial liabilities before the following:	74,349	75,154
Other	53	(99)
Effect of changes in currency exchange rates	441	818

Actuarial liabilities, March 31	74,843	75,873
Add: other policy liabilities	1,840	2,124

Actuarial liabilities and other policy liabilities, March 31	$76,683	$77,997

7.   Pension Plans and Other Post-Retirement Benefits

	For the three months ended

	March 31	March 31
	2005	2004

Pension benefit cost (income)	$3	$3
Other post-retirement benefit cost	$6	$6

8.   Significant Capital Transaction

On February 25, 2005, Sun Life Financial Inc. issued $400 million of Class A Non-Cumulative Preferred Shares, Series 1 (the Preferred Shares) at $25 per share, under a prospectus dated February 17, 2005. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. The initial dividend, if declared, will be payable on June 30, 2005, and will be $0.407 per share. Underwriting commissions of $6 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 2010, the Company may redeem the Preferred Shares, in whole or in part at a declining premium.

On February 8, 2005, Sun Life Assurance announced that, subject to regulatory approval, its Board of Directors approved the redemption of its Non-Cumulative Redeemable Class E Preferred Shares, Series I, included in non-controlling interest, on June 30, 2005. These preferred shares will be redeemed at a price equal to $25 per share, together with declared but unpaid dividends.

9.   Commitments, Guarantees and Contingencies

LEGAL AND REGULATORY PROCEEDINGS

Sun Life Financial Inc. and its subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements. No new regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its SLF United States subsidiaries are engaged in discussions with the United States Securities and Exchange Commission that may lead to settled administrative actions involving those subsidiaries and a

First Quarter 2005  |  www.sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.

Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action); and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO) (May 4, 2004)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’ use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.

Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s Management’s Discussion and Analysis and Renewal Annual Information Form for the year ended December 31, 2004, and in its interim Management’s Discussion and Analysis.

PROVISIONS IN THE UNITED KINGDOM

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

The Company has provisions for future costs and expenses relating to all reviews of past business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At March 31, 2005, the combined provision was $95 ($117 in 2004).

10.   Foreign Exchange Gain

During the first quarter of 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 250 U.K. Pounds. A foreign exchange gain of $53, equivalent to the proportional amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income.

11.   Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2005.

18     Sun Life Financial Inc.  |  First Quarter 2005

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Canada
Sun Life Assurance Company of Canada

Canadian Headquarters
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca

Sun Life Financial U.S.

Sun Life Assurance Company of Canada and Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com

Sun Life Financial U.K.
Sun Life Assurance Company of Canada (U.K.) Limited
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk

Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
Fax: (852) 2918-3800
Website: www.sunlife.com

China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Fax: (8622) 2339-9929
Website: www.sunlife-everbright.com

Beijing Representative Office
Bright China Chang An Building
Suite 1010, Tower A
No. 7 Jianguomennei Dajie
Beijing, China 100005
Tel: (8610) 6510-2783
Fax: (8610) 6510-2784

Hong Kong
Sun Life Financial (Hong Kong) Limited
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Fax: (852) 2103-8181
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
Website: www.sunlife.com.hk

India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-5678-3333
Fax: 91-22-5678-3232
Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Website: www.birlasunlife.com

Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8000
Fax: 91-22-5692-8110/8111
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com

Birla Sun Life Distribution Company Limited
Ahura Centre, 2nd Floor, Tower A 96 A/D
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8200
Fax: 91-22-5692-8201
Website: www.birlasunlife.com

Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Fax: (6221) 521-1432
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id

Philippines
Sun Life of Canada (Philippines), Inc.
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1229
Tel: (632) 886-6188
Fax: (632) 849-9988
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

First Quarter 2005  |  www.sunlife.com     19

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com

INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Thomas G. Reid
Vice-President, Public and Investor Relations
Tel: 416-204-8163
Fax: 416-585-7892
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sedar.com.

SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail: shareholderservices@sunlife.com
French E-mail: servicesauxactionnaires@sunlife.com

TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada and the United States
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service,
Answerline®. Register at www.cibcmellon.com/
answerlineregistration.

United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com

Philippines
The Hongkong and Shanghai Banking Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422

Hong Kong
Computershare Hong Kong Investor Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk

DIVIDENDS
2005 Dividend Dates
Common Shares

Record Dates	Payment Dates

February 23	March 31
May 25	June 30
August 24*	September 30
November 23*	December 30

*	Subject to approval by the Board of Directors

Direct Deposit Dividend Service
(Canada and the United States)

Canadian-resident common shareholders may have their dividend payments deposited directly into their bank account at any financial institution that is a member of the Canadian Payments Association.

As of 2005, shareholders receiving U.S. dollar common share dividend payments can also use this service if their bank or financial institution is a member of the American Banking Association.

A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from CIBC Mellon’s website, www.cibcmellon.com/investorforms, or you can contact CIBC Mellon to have one sent to you.

STOCK EXCHANGE LISTINGS

Ticker Symbol: SLF
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

Ticker Symbol: SLF.PR.A
Sun Life Financial Inc. Class A preferred shares are listed on the TSX.

As of March 31, 2005, there were 588,974,846 outstanding common shares, which are the only voting securities.

20     Sun Life Financial Inc.  |  First Quarter 2005